# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Entravision Communications Corporation, CIK 0001109116
CUSIP: 29382R107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1 Estrella Way, Burbank, California (CA), 91504
Date of event which requires filing of this statement: 11/13/2025
Amends the filing with accession number 0001193125-25-185545
Filed by CIK 0001965002
Persons authorized to receive notices and communications: Alexandra Seros, c/o Entravision Communications Corp., 1 Estrella Way, Burbank, California (CA), 91504, (310) 447-3870; Tom Strickler, c/o Entravision Communications Corp., 1 Estrella Way, Burbank, California (CA), 91504, (310) 447-3870

## Reporting persons
- Alexandra Seros, as Trustee of The Survivor's Trust under the Seros Ulloa Family Trust of 1996: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,967,075; shared voting power 0; sole dispositive power 10,967,075; shared dispositive power 0; aggregate amount beneficially owned 10,967,075 (13.44% of the class)
  Comment: (1) The amount set forth in rows 7, 9 and 11 above consists of 10,967,075 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of The Survivor's Trust (the "Survivor's Trust") under The Seros Ulloa Family Trust of 1996 (the "The Seros Ulloa Family Trust"). Alexandra Seros, who was Mr. Walter Ulloa's wife, became the sole trustee to the Seros Ulloa Family Trust following Mr. Ulloa's death on December 31, 2022, and upon settlement of the Estate of Walter F. Ulloa on September 9, 2024, 1,220,201 shares of Class A Common Stock were settled into the Survivor's Trust under the Seros Ulloa Family Trust, and 425 shares of Class A Common Stock previously held by Ms. Seros individually were contributed to the Survivor's Trust. Ms. Seros has sole voting and dispositive power over the shares held of record by the Survivor's Trust.
  (2) The percent of class set forth in row 13 above was calculated based on 81,623,559 shares of the Issuer's Class A Common Stock outstanding as of October 31, 2025, as disclosed in the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") by Entravision Communications Corporation on November 4, 2025.
- Alexandra Seros, as Trustee of The Non-Exempt Marital Trust under The Seros Ulloa Family Trust of 1996: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,087,571; shared voting power 0; sole dispositive power 1,087,571; shared dispositive power 0; aggregate amount beneficially owned 1,087,571 (1.33% of the class)
  Comment: (1) The amount set forth in rows 7, 9 and 11 above consists of 1,087,571 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of The Non-Exempt Marital Trust (the "Non-Exempt Marital Trust") under The Seros Ulloa Family Trust. Alexandra Seros, who was Mr. Walter Ulloa's wife, became the sole trustee to the Seros Ulloa Family Trust following Mr. Ulloa's death on December 31, 2022, and upon settlement of the Estate of Walter F. Ulloa on September 9, 2024, 1,087,571 of Class A Common Stock were settled into the Non-Exempt Marital Trust under the Seros Ulloa Family Trust. Ms. Seros has sole voting and dispositive power over the shares held of record by the Non-Exempt Marital Trust.
  (2) The percent of class set forth in row 13 above was calculated based on 81,623,559 shares of the Issuer's Class A Common Stock outstanding as of October 31, 2025, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC by Entravision Communications Corporation on November 4, 2025.
- Alexandra Seros, as Trustee of The Bypass Trust under The Seros Ulloa Family Trust of 1996: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 344,840; shared voting power 0; sole dispositive power 344,840; shared dispositive power 0; aggregate amount beneficially owned 344,840 (0.42% of the class)
  Comment: (1) The amount set forth in rows 7, 9 and 11 above consists of 344,840 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of The Bypass Trust (the "Bypass Trust") under The Seros Ulloa Family Trust. Alexandra Seros, who was Mr. Walter Ulloa's wife, became the sole trustee to the Seros Ulloa Family Trust following Mr. Ulloa's death on December 31, 2022, and upon settlement of the Estate of Walter F. Ulloa on September 9, 2024, 344,840 shares of Class A Common Stock were settled into the Bypass Trust under the Seros Ulloa Family Trust. Ms. Seros has sole voting and dispositive power over the shares held of record by the Bypass Trust.
  (2) The percent of class set forth in row 13 above was calculated based on 81,623,559 shares of the Issuer's Class A Common Stock outstanding as of October 31, 2025, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC by Entravision Communications Corporation on November 4, 2025.
- Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 889,848; shared voting power 0; sole dispositive power 889,848; shared dispositive power 0; aggregate amount beneficially owned 889,848 (1.09% of the class)
  Comment: (1) The amount set forth in rows 7, 9 and 11 above consists of 889,848 shares of Class A Common Stock held of record by Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996 (the "Ulloa Irrevocable Trust"). Mr. Strickler has sole voting and dispositive power over the shares held of record by the Ulloa Irrevocable Trust.
  (2) The percent of class set forth in row 13 was calculated based on 81,623,559 shares of the issuer's Class A Common Stock outstanding as of October 31, 2025, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC by Entravision Communications Corporation on November 4, 2025.
- Alexandra Seros (CIK 0001965002): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 12,399,486; shared voting power 0; sole dispositive power 12,399,486; shared dispositive power 0; aggregate amount beneficially owned 12,399,486 (15.19% of the class)
  Comment: (1) The amount set forth in rows 7, 9 and 11 above consists of 10,967,075 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of the Survivor's Trust, 1,087,571 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of the Non-Exempt Marital Trust, and 344,840 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of the Non-Exempt Marital Trust. Ms. Seros has sole voting and dispositive power over the shares held of record by the Survivor's Trust, the Non-Exempt Marital Trust and the Bypass Trust.
  (2) The percent of class set forth in row 13 above was calculated based on 81,623,559 shares of the Issuer's Class A Common Stock outstanding as of October 31, 2025, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC by Entravision Communications Corporation on November 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Entravision Communications Corporation
Address of issuer's principal executive offices: 1 Estrella Way, Burbank, California (CA), 91504
Comment: This Amendment No. 4 (this "Amendment") amends and supplements Amendment No. 3 to the Schedule 13D filed with the U.S. Securities and Exchange Commission on August 21, 2025 (as amended, the "Schedule 13D"), relating to shares of Class A Common Stock, $0.0001 par value per share (the "Common Stock"), of Entravision Communications Corporation (the "Issuer"). Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by jointly by the following persons:

Alexandra Seros, Individually ("Seros");

Alexandra Seros, as Trustee for The Survivor's Trust (the "Survivor's Trust") under the Seros Ulloa Family Trust of 1996 (the "Seros Ulloa Family Trust");

Alexandra Seros, as Trustee for The Non-Exempt Marital Trust (the "Non-Exempt Marital Trust") under the Seros Ulloa Family Trust;

Alexandra Seros, as Trustee for The Bypass Trust (the "Bypass Trust") under the Seros Ulloa Family Trust; and

Thomas Strickler, as Trustee for The Walter F. Ulloa Irrevocable Trust of 1996 (the "Ulloa Irrevocable Trust")

(each a "Reporting Person" and collectively the "Reporting Persons")
Residence or business address:
The business address for each of the Reporting Persons is:
c/o Entravision Communications Corporation
1 Estrella Way
Burbank, CA 91504
Present principal occupation or employment: Prior to his death, Mr. Walter F. Ulloa was the Chairman of the Board and Chief Executive Officer of the Issuer, whose address is: 1 Estrella Way Burbank, California 91504. The Estate of Walter F. Ulloa (the "Estate") was created as a result of Mr. Ulloa's death. The Estate was settled under California law on September 9, 2024, with the shares of Class A Common Stock held by such Estate distributed to the Survivor's Trust, Non-Exempt Marital Trust and Bypass Trust under the Seros Ulloa Family Trust. Ms. Seros, an author and writer, is the widow of Mr. Ulloa and a trustee of each of the Survivor's Trust, the Non-Exempt Marital Trust and the Bypass Trust.
Criminal convictions in the last five years: None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Survivor's Trust, Non-Exempt Marital Trust and Bypass Trust under the Seros Ulloa Family Trust and the Ulloa Irrevocable Trust is a trust created under the laws of California.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Persons sold an aggregate of 353,068 shares of Class A Common Stock as follows:

1. On November 6, 2025, the Survivor's Trust sold an aggregate of 157,817 shares of Class A Common Stock in the open market at a weighted average price of $2.75 per share, for gross proceeds of approximately $433,997 (1);
2. On November 7, 2025, the Survivor's Trust sold an aggregate of 69,090 shares of Class A Common Stock in the open market at a weighted average price of $2.86 per share, for gross proceeds of approximately $197,597 (2);
3. On November 10, 2025, the Survivor's Trust sold an aggregate of 23,093 shares of Class A Common Stock in the open market at a weighted average price of $2.9457 per share, for gross proceeds of approximately $68,025 (3);
4. On November 12, 2025, the Survivor's Trust sold an aggregate of 45,120 shares of Class A Common Stock in the open market at a weighted average price of $2.933 per share, for gross proceeds of approximately $132,337 (4); and
5. On November 13, 2025, the Survivor's Trust sold an aggregate of 57,978 shares of Class A Common Stock in the open market at a weighted average price of $2.86 per share, for gross proceeds of approximately $165,817 (5).

(1) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $2.59 to $2.925, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(2) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $2.79 to $2.95, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(3) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $2.92 to $2.96, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(4) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $2.90 to $3.015, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(5) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $2.83 to $2.945, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:
The Survivor's Trust under the Ulloa Seros Family Trust currently intends to sell, subject to market conditions and other factors, up to 500,000 additional shares in the open market from time to time, for asset diversification, tax and estate planning purposes. Each Reporting Person intends to continuously review its respective investment in the Issuer, and reserves the right to change its plans at any time, as it deems appropriate. Accordingly, the Reporting Persons may acquire additional shares of Class A Common Stock in private or open market transactions, in each case for investment purposes, and may dispose of shares of Class A Common Stock in private or open market transactions or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:
The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Statement, including the footnotes thereto, are incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:
See Item 5(a)
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:
Except as disclosed in Item 3, no Reporting Person has effected any transaction in the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and supplemented as follows:
Alexandra Seros, as Trustee of the Survivor's Trust, the Non-Exempt Marital Trust and the Bypass Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock held by the Survivor's Trust, the Non-Exempt Marital Trust and the Bypass Trust, and Thomas Strickler, as Trustee of the Ulloa Irrevocable Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock held by the Ulloa Irrevocable Trust. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer's Class A Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:
Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3, 4 and 5 is hereby incorporated by reference. As previously reported on the Schedule 13D, the Issuer and the Reporting Persons are parties to a Cooperation Agreement with the Reporting Persons, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Cooperation Agreement, dated as of May 4, 2023, by and among Entravision Communications Corporation, Alexandra Seros, Estate of Walter F. Ulloa, Alexandra Seros, as Trustee of the Seros Ulloa Family Trust of 1996 and Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Entravision Communications Corporation on May 5, 2023).

## Signatures
- Alexandra Seros, as Trustee of The Survivor's Trust under the Seros Ulloa Family Trust of 1996: /s/ Alexandra Seros, Alexandra Seros, Trustee (11/17/2025)
- Alexandra Seros, as Trustee of The Non-Exempt Marital Trust under The Seros Ulloa Family Trust of 1996: /s/ Alexandra Seros, Alexandra Seros, Trustee (11/17/2025)
- Alexandra Seros, as Trustee of The Bypass Trust under The Seros Ulloa Family Trust of 1996: /s/ Alexandra Seros, Alexandra Seros, Trustee (11/17/2025)
- Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996: /s/ Thomas Strickler, Thomas Strickler, Trustee (11/17/2025)
- Alexandra Seros: /s/ Alexandra Seros, Alexandra Seros (11/17/2025)